Coordonnées

www.linkedin.com/in/jkumako (LinkedIn)
kuassi.blog (Blog)

Principales compétences

Objective-C
Java
JavaScript

Certifications

Project Management Professional (PMP)®

Jimmy Kuassi KUMAKO, PMP®

Co-Founder at Moneco | YC S22
Cotonou, Littoral, Bénin

Expérience

Moneco
Co-Founder
février 2022 - Present (2 ans 11 mois)

Benin Business Angel Network
Angel Investor
juin 2020 - Present (4 ans 7 mois)

CoinAfrique Annonces
Co-founder
janvier 2016 - Present (9 ans)

Mobile classifieds marketplace for SMEs in Francophone Africa.

Paystack
2 ans 4 mois

Developer Experience
juillet 2021 - avril 2022 (10 mois)

Integration
janvier 2020 - juillet 2021 (1 an 7 mois)
Nigeria

IFC - International Finance Corporation
Consultant in Finance, Competitiveness and Innovation
avril 2016 - janvier 2020 (3 ans 10 mois)

DevEngineLabs
Co-Founder
janvier 2014 - décembre 2018 (5 ans)

Dev Engine Labs is an agency that accompanies startups and banks in designing, creating, and optimizing digital services around their customers' needs.

My day to day job is providing leadership and management to the business and fully responsible for   the day- to-day running of the startup.

MARODI TV
Consultant, Software Development
janvier 2013 - décembre 2013 (1 an)

Marodi.TV allow users in Francophone Africa to catch their favorite TV shows anytime online or through their mobile app. My role consisted of:
• Designing all the APIs
• Developing the iOS app

Google
Business Associate
avril 2013 - octobre 2013 (7 mois)

Worked in the team behind the launch of Tablet Internet cafe powered by Android.

Way2Call
Software Developer
novembre 2011 - janvier 2012 (3 mois)
Sénégal

Maintain in-house web applications

Defi-Afrique
Ingenieur Informatique
avril 2011 - novembre 2011 (8 mois)
Dakar

Designed and implemented a Geographic Information System for PAMAS Project (Projet d'Appui aux Mutuelles d'Assurance Sante).

SITBusiness
Co-Founder
mars 2010 - avril 2011 (1 an 2 mois)

Coordinated the design and the use of a Geographic Information System for NGOs such as World Vision in Senegal

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Formation

Université Cheikh Anta Diop de Dakar (UCAD)
Computer Science Engineer , Computer Science

Y Combinator